UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

iCAD, Inc.
(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $.01 Per Share
(Title of class of securities)

Not Applicable*
(CUSIP number of class of securities)

Kenneth Ferry
Chief Executive Officer and President
iCAD, Inc.
4 Townsend West, Suite 17
Nashua, NH 03603
(603) 882-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Robert J. Mittman, Esq.
Ethan Seer, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5000
Facsimile: (212) 885-5001

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$ 1,740,514	$186.24

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,692,065 shares of common stock of iCAD, Inc. having an aggregate value of $1,740,514 as of September 19, 2006, will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $107.00 per $1 million of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and fee rate advisory no. 5 for fiscal year 2006.

(2)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $186.24

Form or Registration No. 5-37722

Filing Party: iCAD, inc.

Dated Filed: September 22, 2006.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 44934S 10 7.

2

This Amendment No. 2 to the Schedule TO of iCAD, Inc. (the “Company”) amends and supplements the Schedule TO filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on September 22, 2006, as amended on October 13, 2006 (the “Schedule TO”) relating to the Company’s offer to exchange certain outstanding stock options for new stock options.

Item 4 of the Schedule TO is amended to insert the following paragraph as the last paragraph of Item 4(a).

The offer made pursuant to the Schedule TO expired at 12:00 midnight Eastern Time, October 20, 2006. At the expiration of the offer, options to purchase 1,692,065 shares of the Company’s common stock were eligible for exchange in the offer. The Company accepted for exchange and cancelled eligible options to purchase an aggregate of 1,159,750 shares of the Company’s common stock on October 20, 2006. Subject to the terms and conditions of the offer, on October 23, 2006, the Company granted new two-year options to purchase 1,159,750 shares of its common stock at $2.07 per share in exchange for the eligible options validly tendered and accepted for exchange and cancelled.

Item 4 of the Schedule TO is amended to insert the following paragraph as the last paragraph of Item4 (b).

The cancelled options referred to in the last paragraph of Item 4(a) included options previously granted to (i) W. Scott Parr, a director of the Company at the time of the cancellation and subsequent exchange, to purchase 100,000 shares at $2.69 per share and 150,000 shares at $3.92 per share and (ii) to George Farley, a director of the Company, to purchase 45,000 shares at $3.35 per share. Included in the new options granted on October 23, 2006 were options to purchase 250,000 shares to W. Scott Parr and options to purchase 45,000 to George Farley.

Item 12 of the Schedule TO is amended to refer to a new Exhibit (a)(11), a copy of which is filed with this Amendment to Schedule TO.

Item 12. Exhibits.

(a)	(11) Form of email communication dated October 26, 2006 to option holders who exchanged options in the Company’s Offer to Exchange Certain Options.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iCAD, INC.

By:	/s/ Kenneth Ferry
Kenneth Ferry
Chief Executive Officer and President
Date: October 26, 2006

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INDEX TO EXHIBITS

Exhibit Number		Description
(a)	(11)	Form of email communication dated October 26, 2006 to option holders who exchanged options in the Company’s Offer to Exchange Certain Options.